SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
______________________________

CBRE Realty Finance, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12498B307
(CUSIP Number)

Walter Horn
General Counsel
Arbor Realty Trust, Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, New York 11553
(516) 832-8002

(Name, address and telephone number of person authorized
to receive notices and communications)

April 23, 2008
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)

(PAGE 1 of 6)

1		NAME OF REPORTING PERSON	Arbor Realty Trust, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒
			(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Maryland
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	2,939,465
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	2,939,465
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,939,465
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	CO

1		NAME OF REPORTING PERSON	Ivan Kaufman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒
			(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	2,939,465
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	2,939,465
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,939,465
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	IN

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D filed by Arbor Realty Trust, Inc., a Maryland corporation ("Arbor Realty"), on November 23, 2007, as amended by Amendment No. 1 thereto, filed on November 27, 2007, as further amended by Amendment No. 2 thereto, filed on November 29, 2007, as further amended by Amendment No. 3 thereto, filed on January 28, 2008 and as further amended by Amendment No. 4, filed on March 6, 2008 (as so amended, the "Schedule 13D") relating to its beneficial ownership of the common stock, par value $0.01 per share, of CBRE Realty Finance, Inc., a Maryland corporation (the "Issuer").  This Amendment No. 5 amends Items 4, 6 and 7 of the Schedule 13D.  Unless amended or supplemented by this Amendment No. 5, all information previously reported on the Schedule 13D remains in effect.

ITEM 1	Security and Issuer

      There is no change to Item 1 of the Schedule 13D.

ITEM 2	Identity and Background

      There is no change to Item 2 of the Schedule 13D.

ITEM 3	Source and Amount of Funds or Other Consideration

      There is no change to Item 3 of the Schedule 13D.

ITEM 4	Purpose of Transaction

      The following paragraphs hereby amend and supplement Item 4 of the Schedule 13D:

On April 23, 2008, Arbor Realty and Ivan Kaufman (together, the "Arbor Group") the Issuer entered into an agreement (the "Settlement Agreement") ending the election contest that was to occur at the Issuer's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting").

Pursuant to the terms of the Settlement Agreement, the Arbor Group has agreed to (a) withdraw the nomination of its slate of directors for election at the 2008 Annual Meeting, (b) waive any right to inspect records and lists of stockholders of the Issuer in connection with the 2008 Annual Meeting, (c) abide by certain standstill provisions during the 12-month period beginning on April 23, 2008, including restrictions with respect to the initiation of any proxy solicitation, among other actions, and (d) vote all shares of common stock, par value $0.01 per share of the Issuer (the "Common Stock") which it is entitled to vote at the 2008 Annual Meeting in support of the slate of directors nominated by the Issuer's board of directors (the "Board") at the 2008 Annual Meeting.

Under the terms of the Settlement Agreement, the Issuer has agreed that, during the 12-month period beginning on April 23, 2008, it will afford Arbor Realty the opportunity to participate in any sale process that may be initiated by the Board which seeks proposals for the acquisition of all or substantially all of the common stock or assets of the Issuer.  The agreement stipulates that Arbor Realty will be required to comply with the terms and conditions generally applicable to the other participants in any such sale process.

The Settlement Agreement terminates on the one year anniversary of April 23, 2008, unless sooner terminated by a non-breaching party in the event that there is a material breach by any other party to the agreement (except that a member of the Arbor Group may not terminate the agreement based on a breach by the other member of the Arbor Group).

The foregoing description of the Settlement Agreement is qualified in its entirety by the Settlement Agreement, a copy of which is filed as Exhibit 10 to this report and is incorporated into this Item 4 by reference.  A copy of the joint press release filed by Arbor and the Issuer relating to the Settlement Agreement is filed as Exhibit 11 to this report and is incorporated into this Item 4 by reference.

ITEM 5	Interest in Securities of the Issuer

There is no change to Item 5 of the Schedule 13D.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following information hereby amends and supplements Item 6 of the Schedule 13D:

The information set forth above in Item 4 is incorporated herein by reference.

ITEM 7	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 10:	Settlement Agreement, by and among Arbor Realty Trust, Inc., Ivan Kaufman and CBRE Realty Finance, Inc., dated April 23, 2008.

Exhibit 11:	Press Release, dated April 23, 2008.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 24, 2008

IVAN KAUFMAN

By:	/s/ Ivan Kaufman
Name: Ivan Kaufman

ARBOR REALTY TRUST, INC.

By:	/s/ Ivan Kaufman
Name: Ivan Kaufman
Title: Chief Executive Officer